UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)
For the Period Ended March 26, 2009
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)
For the transition period from            to
Commission file number 1-5842
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Bowne & Co., Inc.
Global Employee Stock Purchase Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOWNE & CO., INC.
55 Water Street
New York, New York 10041
(212) 924-5500

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN

Page
Items 1 and 2. Financial Statements
Report of Independent Registered Public Accounting Firm	3
Statements of Financial Condition — As of March 26, 2009 (Liquidation Basis) and December 31, 2008 (Liquidation Basis)	4
Statements of Income (Loss) and Changes in Plan Equity — For the period from January 1, 2009 to March 26, 2009 (Liquidation Basis) and the years ended December 31, 2008 (Liquidation Basis) and 2007	5
Notes to Financial Statements	6
Exhibit
Consent of KPMG LLP, Independent Registered Public Accounting Firm
EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Trustees of the
Bowne & Co., Inc.
Global Employee Stock Purchase Plan:
     We have audited the accompanying statements of financial condition of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (the “Plan”) as of March 26, 2009 (liquidation basis) and December 31, 2008 (liquidation basis), and the related statements of income (loss) and changes in plan equity for the period from January 1, 2009 to March 26, 2009 (liquidation basis) and the years ended December 31, 2008 (liquidation basis) and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     As discussed in note 1 to the accompanying financial statements, on December 12, 2008, Bowne & Co., Inc. (the Plan Sponsor) approved the termination of the Plan effective December 31, 2008 and the Plan’s assets were distributed to the participants on or before March 26, 2009. As a result, the Plan has changed its basis of accounting for periods subsequent to December 12, 2008 to the liquidation basis. The adoption of liquidation basis of accounting did not have a significant impact on the Plan’s 2009 and 2008 financial statements.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan as of March 26, 2009 (liquidation basis) and December 31, 2008 (liquidation basis), and the results of its operations for the period from January 1, 2009 to March 26, 2009 (liquidation basis) and the years ended December 31, 2008 (liquidation basis) and 2007 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
New York, New York
June 15, 2009

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION

	March 26,	December 31,
	2009	2008
	(Liquidation	(Liquidation
	Basis)	Basis)
Assets:
Cash	$—	$1,134
Receivables:
Employee contributions	—	12,657
Employer contributions	—	7,634

Total receivables	—	20,291

Investment in Bowne & Co., Inc. Common Stock, at fair value — 0 shares in 2009 and 81,456 shares in 2008 (cost — $0 in 2009 and $994,409 in 2008)	—	478,961

Plan equity	$—	$500,386

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME (LOSS) AND CHANGES IN PLAN EQUITY

	Periods Ended
	March 26,	December 31,	December 31,
	2009	2008	2007
	(Liquidation	(Liquidation
	Basis)	Basis)
Additions (reductions):
Investment activity:
Changes in unrealized appreciation (depreciation) in fair value of investments	$515,448	$(686,602)	$52,687
Realized (loss) gain from sales of investments	(761,454)	(1,431)	36,211
Dividend income	1,202	9,420	7,554

Total investment activity	(244,804)	(678,613)	96,452
Contributions:
Employees	—	169,332	143,665
Employer	—	105,212	94,689

Total contributions	—	274,544	238,354

Total (reductions) additions	(244,804)	(404,069)	334,806

Deductions:
Distributions to participants	255,582	48,793	191,459
Transfer of assets to other plan	—	—	83,750

Total deductions	255,582	48,793	275,209

Net (loss) income	(500,386)	(452,862)	59,597
Plan equity:
Beginning of the period	500,386	953,248	893,651

End of the period	$—	$500,386	$953,248

See accompanying notes to financial statements.

BOWNE & CO., INC.
GLOBAL EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
March 26, 2009 (Liquidation Basis) and December 31, 2008 (Liquidation Basis)
(1) Description of the Plan
     The following description of the Bowne & Co., Inc. Global Employee Stock Purchase Plan (“GESPP” or the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
(a) General
     The GESPP was adopted July 1, 1999 and was intended to provide eligible employees who were not residents of the United States with an opportunity to share, as stockholders, in the Company’s progress and success and encourage them to build added financial resources during their careers with the subsidiaries and affiliates of Bowne & Co., Inc. (“Bowne” or, collectively, the “Company”). Prior to the Plan termination effective December 31, 2008, the Plan allowed participants to make deposits from their periodic pay by payroll deductions into an account held with the Plan’s fiduciary that invested primarily in the common stock of Bowne. Employees of participating foreign subsidiaries of the Company were eligible to participate in the Plan upon completion of any probation period required by the subsidiaries. The participating foreign subsidiaries of the Company consisted of the following: United Kingdom, Germany, Singapore, Hong Kong, and Mexico. Effective January 1, 2007, the Company’s subsidiary in France no longer participated in the GESPP, and, accordingly, all of the assets held by the GESPP for this subsidiary were transferred to a separate plan, which was operated independently from the GESPP.
     Effective December 31, 2008, the Plan was terminated for all foreign subsidiaries. Final distributions from the Plan occurred on or before March 26, 2009, which is discussed in more detail in note (1) (f) Plan Termination. As such, the Company has determined that March 26, 2009 is the final reporting date for the Plan, since there were no assets remaining in the Plan as of this date. Any liabilities related to the Plan arising after March 26, 2009 have been determined to be liabilities of the Company.
(b) Contributions
     Prior to December 31, 2008, the participants of the United Kingdom, Germany, Singapore, Hong Kong, and Mexico were allowed to contribute up to £120, €180, S$340, HK$1,600, and 2,000 pesos per month, respectively. The Plan allowed each of the Company’s participating foreign subsidiaries to contribute an amount to the Plan’s fund on behalf of each participant. Each pay period the Company made a matching contribution equal to fifty percent (50%) of the participant’s basic deposit for that period except in the United Kingdom, where the Company matched 100% not to exceed £60 per month. The matching contribution was paid to the Plan fund in the same manner and at the same time as the deposits of the participant contributions.
     The participant and matching contributions for the month of December 2008 were not used to purchase shares of Bowne common stock; however these amounts were distributed to the participants on or before March 26, 2009.
(c) Investment of Funds
     Prior to the Plan termination, all amounts received under the Plan for a participating period were delivered to the trustee and were invested in Bowne common stock on or before the 15th day of each month in accordance with the Plan and the fiduciary contract. Dividends received by the Plan were similarly invested, except in the United Kingdom where actual dividends were only invested up to £1,500 per participant, and the excess was paid in cash to the participant. Dividends earned on shares held by employees from the United Kingdom that were acquired prior to January 2003 were paid in cash to the participant. Each participant in the Plan was entitled to exercise voting rights attributable to the shares allocated to his or her account.
(d) Sales and Distribution of Shares
     Prior to the Plan termination, a participant who had an account balance was allowed to withdraw either stocks and/or the cash equivalent value of all of his or her vested balance. The cash withdrawal was paid in a single lump-sum payment in the local currency as soon as practicable after a sales date. Sales occurred on the last business day of each month. An election to withdraw less than the total cash equivalent value of all of a participant’s available vested shares was not permitted. Generally participants vested in the entire value of their matching shares after five years of service with the Company, or if the participant retired, died, or became disabled. A participant in the United Kingdom however, was not allowed to make a withdrawal of matching shares and shares acquired by the reinvestment of dividends until those shares had been credited to his or her account for at least 36 months. In Mexico a participant was not allowed make a withdrawal of any shares until the shares have been credited to his or her account for at least 36 months. Forfeited balances was refunded to the Company or held to reduce future employer contributions.
     There were no forfeited balances during the period from January 1, 2009 to March 26, 2009, as all participants became 100% vested in their accounts upon the Plan termination, which is discussed in more detail in note (1) (f) Plan Termination. For the years ended December 31, 2008 and 2007, forfeited balances totaling $947 and $0 were distributed to the Company, respectively. At March 26, 2009 and December 31, 2008, there were no forfeited nonvested accounts.
(e) Plan Expenses
     Administrative expenses are paid by the Company.
(f) Plan Termination
     On December 12, 2008, the Company approved the termination of the GESPP under the Plan provisions effective December 31, 2008. As of the effective date of the termination, all participants became 100% vested in their accounts. Subsequently, all assets remaining in the Plan were distributed to or on behalf of participants during the period from January 1, 2009 to March 26, 2009. All related costs in terminating the Plan were paid by the Company.
(2) Summary of Accounting Policies
Basis of Accounting
     As a result of the Plan termination, effective December 31, 2008, the Plan adopted the liquidation basis of accounting in presenting the 2009 and 2008 financial statements. Under the liquidation basis of accounting, assets and liabilities are stated at their estimated net realizable values. The adoption of the liquidation basis of accounting did not have a material impact on the Plan’s financial statements. The 2007 financial statements of the Plan were prepared using the accrual basis of accounting.
     Contributions receivable at December 31, 2008 and 2007 represented employee deductions and Company contributions for the month of December. Prior to the Plan termination, distributions was recorded when the distribution was requested and approved, and the related shares were sold.
     All amounts are in U.S. dollars except where noted. Prior to the Plan termination, assets and liabilities of the Plan denominated in foreign currencies were translated into U.S. dollars using the exchange rate at each balance sheet date. The related investment activities, contributions and distributions are translated at a weighted-average exchange rate prevailing during each period.
Investment Valuation
     Investments held by the Plan were recorded at fair value, and the shares of Bowne common stock were measured by the closing price listed by the New York Stock Exchange. In addition, the cost of the investments was maintained using the average cost method.
     Dividends were recorded on the ex-dividend date.
Use of Estimates
     The preparation of financial statements in conformity with U.S. generally accepted accounting principle requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period.

Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), which provides guidance for using fair value to measure assets and liabilities. Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop the assumptions that market participants would use when pricing the asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In addition, SFAS 157 requires that fair value measurements be separately disclosed by level within the fair value hierarchy. SFAS 157 does not require new fair value measurements and was effective for financial assets and financial liabilities within its scope for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Plan adopted SFAS 157 for financial assets and financial liabilities within its scope in 2008. The adoption of this standard did not have a material impact on the approach the Company utilizes to value the net Plan equity of the Plan. In addition, there were no financial assets held by the Plan as of March 26, 2009. As of December 31, 2008, the Plan’s financial assets were deemed to be level 1 within the fair value hierarchy under SFAS 157, as the investments of the Plan were valued and recorded at fair market value based on the closing price of Bowne common stock on the New York Stock Exchange as of the year-end date, as previously discussed.
(3) Administration of Plan Assets
     Prior to Plan termination, the Plan’s assets, which consisted primarily of shares of Bowne common stock, were held by the Plan’s trustee, who also executed the Plan’s transactions. The trustee invested cash received and made distributions to participants. The Plan was administered by the third-party service provider that specialized in plan administration services, and certain administrative functions were performed by employees or officers of the Company or its subsidiaries. No such officer or employee received compensation from the Plan.
     As of March 26, 2009, there were no shares of Bowne common stock held in the Plan’s trust as a result of the Plan termination and distribution of the Plan assets to its participants. As of December 31, 2008, information pertaining to the shares of Bowne common stock held in the Plan’s trust is as follows:

2008
Number of shares of Bowne common stock held in the Plan’s trust fund	81,456

Fair market value per share of Bowne common stock	$5.88

     There were no active participants in the Plan as of March 26, 2009. As of December 31, 2008 and 2007, the total number of active participants in the Plan was 87 and 83, respectively.
     Realized (loss) gain from the sale of investments, excluding foreign currency exchange effects, for the period from January 1, 2009 to March 26, 2009 and the years ended December 31, 2008 and 2007 was comprised as follows:

	Periods Ended
	March 26,	December 31,	December 31,
	2009	2008	2007
Investment in Bowne common stock
Proceeds received from the sale of investments in Bowne common stock	$232,955	$48,793	$191,459
Cost of sales of investments in Bowne common stock	(994,409)	(50,224)	(155,248)

Realized (loss) gain from the sales of investments in Bowne common stock	$(761,454)	$(1,431)	$36,211

     At December 31, 2008 and 2007, unrealized (depreciation) appreciation in the market value of investments was ($515,448) and $171,154, respectively. The change in unrealized appreciation in the market value of the Plan’s investments for the period from January 1, 2009 to March 26, 2009 was $515,448. For the years ended December 31, 2008 and 2007, the change in unrealized (depreciation) appreciation in the fair value of the Plan’s investments amounted to ($686,602), and $52,687, respectively.
(4) Transfer of Assets to Other Plan
     Effective January 1, 2007, the Company’s subsidiary in France no longer participated in the GESPP, and, as such, all assets held by the GESPP related to the participants in France were transferred to a separate plan, which is operated independently from the GESPP. The total assets transferred as of January 1, 2007 amounted to $83,750, which consisted of cash, contributions receivable and other investments. Upon the transfer of the account balances, the assets previously held by the GESPP for the participants of the Company’s subsidiary in France became assets of the separate plan.
(5) Income Tax Status
     Prior to the Plan termination, the GESPP operated for the benefit of the Company’s employees outside the United States, and was not subject to provisions of the U.S. Internal Revenue Code or the Employer Retirement Income Security Act of 1974. The Company believes that the Plan and the related trust were designed to be exempt from direct taxation by any taxing authority. However, depending on local laws and regulations, participants were subject to taxation on Company contributions and sales of the investments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bowne & Co., Inc. Global Employee Stock Purchase Plan
By:	/s/ JOHN J. WALKER
John J. Walker
Senior Vice President and Chief Financial Officer

Dated: June 15, 2009